

Mail Stop 7010

January 10, 2007

By U.S. Mail and facsimile to (212) 930-9725

John Collins
President and Chief Executive Officer
VeruTEK Technologies, Inc.
65 West Dudley Town Road, Suite 100
Bloomfield, Connecticut 06002

> **Re:** **VeruTEK Technologies, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 14, 2007**
> **File No. 333-144721**

Dear Mr. Collins:

 We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you are registering 4,079,602 shares, which includes 1,685,000 shares issuable upon conversion of Secured Convertible Notes and 1,618,551 shares issuable upon the exercise of warrants. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering. If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or identify the selling stockholders as underwriters and include a fixed price at which the securities will be sold. If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Lesli Sheppard, Special Counsel, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stephen M. Fleming
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, New York 10006